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Exhibit 12(a)

Aon Corporation and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,		Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(millions except ratios)
Income from continuing operations before provision for income taxes and minority interest	$754	$524	$824	$368	$850	$625	$922
Add back fixed charges:
Interest on indebtedness	79	91	124	127	140	105	87
Interest credited on deposit-type insurance contracts	3	27	29	56	71	77	72
Interest on ESOP	—	—	—	—	—	1	2
Portion of rents representative of interest factor	41	38	59	57	54	49	51

Income as adjusted	$877	$680	$1,036	$608	$1,115	$857	$1,134

Fixed charges:
Interest on indebtedness	$79	$91	$124	$127	$140	$105	$87
Interest credited on deposit-type insurance contracts	3	27	29	56	71	77	72
Interest on ESOP	—	—	—	—	—	1	2
Portion of rents representative of interest factor	41	38	59	57	54	49	51

Total fixed charges	$123	$156	$212	$240	$265	$232	$212

Ratio of earnings to fixed charges	7.1	4.4	4.9	2.5	4.2	3.7	5.3

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Aon Corporation and Consolidated Subsidiaries Combined With Unconsolidated Subsidiaries Computation of Ratio of Earnings to Fixed Charges